UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant's name into English)

4 Messogiou & Evropis Street
151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibits 1-8 are documents prepared by Euroseas Ltd (the "Company") in connection with its right offering that commenced on May 25, 2012 (the "Rights Offering").  Exhibit 1 is the Form of Instructions as to Use of Subscription Rights Certificates.  Exhibit 2 is the Form of Letter to Record Holders.  Exhibit 3 is the Form of Letter to Nominee Holders Whose Clients are Beneficial Owners.  Exhibit 4 is the Form of Letter to Clients of Nominee Holders.  Exhibit 5 is the Form of Beneficial Owner Election Form.  Exhibit 6 is the Form of Nominee Holder Certification.  Exhibit 7 is the Form of Notice of Guaranteed Delivery (including instructions).  Exhibit 8 hereto is the Form of Subscription Rights Certificate.

Exhibits 1-8 hereto were mailed beginning May 25, 2012 to holders of record of the Company's common stock on May 14, 2012, which is the record date for the Rights Offering.

Exhibits 1-8 hereto are hereby incorporated by reference into the Company's registration statement on Form F-3 filed with the Securities and Exchange Commission with an effective date of February 17, 2012 (Registration No. 333-177014).

Exhibit 1

INSTRUCTIONS
AS TO USE OF
EUROSEAS LTD.
SUBSCRIPTION RIGHTS CERTIFICATES

CONSULT THE INFORMATION AGENT OR YOUR BANK OR BROKER
AS TO ANY QUESTIONS

The following instructions relate to a rights offering (the "Rights Offering") by Euroseas Ltd., a Marshall Islands corporation (the "Company"), to the ultimate holders of record, as reflected on the books and records of The Depository Trust Company ("DTC") and DTC participants as well as registered holders other than DTC, as of 5:00 p.m., New York City time, on May 14, 2012 (such date, the "Record Date," and such holders, the "Record Date Holders"), of the Company's common stock, par value $0.03 per share (the "Common Stock"), as described in the Company's prospectus supplement (the "Prospectus Supplement") dated May 25, 2012. Record Date Holders of Common Stock are receiving non-transferable subscription privileges (each a "Subscription Privilege") to subscribe for and purchase Common Stock at a purchase price (the "Subscription Share Price") of $1.10 per share (the "Subscription Shares").  Each Record Date Holder will receive one Subscription Privilege for every 2.25 shares of Common Stock owned as of 5:00 p.m., New York City time, on the Record Date.  The Subscription Privileges will be distributed pro rata to the Record Date Holders based on the number of shares of Common Stock held on the Record Date.  The Subscription Privileges will expire, if not exercised, at 5:00 p.m., New York City time, on June 15, 2012 (as the same may be extended, the "Expiration Date"), unless extended by the Company. After the Expiration Date, any unexercised Subscription Privileges will be null and void.

Payments received after 5:00 p.m., New York City time, on the Expiration Date will not be honored, and American Stock Transfer & Trust Company, LLC (the "Subscription Agent") will return any such payment to you, without interest, as soon as practicable.  The Company may determine to extend the subscription period, and thereby postpone the Expiration Date.  Any extension of the Rights Offering will be followed as promptly as practicable by announcement thereof by issuing a press release, in no event later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date.

The Common Stock is traded on the NASDAQ Global Select Market under the symbol "ESEA." The Subscription Privileges will be evidenced by subscription rights certificates (the "Subscription Rights Certificates"), which will be non-transferable.

As described in the Prospectus Supplement, Record Date Holders are entitled to participate in the Rights Offering and exercise their Subscription Privileges, prior to the Expiration Date, in accordance with the following:

1.
Basic Subscription Privilege:  Subject to the restrictions described in the Prospectus Supplement, each Subscription Privilege entitles the holder thereof to purchase one share of common stock, at a purchase price of $1.10 (the "Basic Subscription Privilege").

2.
Oversubscription Privilege:  Record Date Holders who fully exercise all of their Basic Subscription Privileges will be entitled to subscribe for any Subscription Shares that remain unsubscribed after the exercise of all Basic Subscription Privileges (such unsubscribed Subscription Shares, the "Excess Subscription Shares"), subject to certain limitations set forth in the Prospectus Supplement (the "Oversubscription Privilege").  The number of Subscription Shares subscribed for by a Record Date Holder pursuant to such Record Date Holder's Oversubscription Privilege is referred to as such holder's "Oversubscription Shares."  If there is a sufficient number of Excess Subscription Shares available to fully satisfy the Oversubscription Shares subscribed for by all Record Date Holders, the subscription of each Record Date Holder for Oversubscription Shares will be honored in full. If insufficient Subscription Shares are available to fully satisfy the Oversubscription Share subscriptions of all Record Date Holders, Excess Subscription Shares will be allocated pro rata to each oversubscribing Record Date Holder based on the number of Subscription Shares such holder purchased pursuant to the exercise of its Basic Subscription Privileges in proportion to the total number of Subscription Shares purchased by all oversubscribing Record Date Holders pursuant to the exercise of their Basic Subscription Privileges.  In the event that, after the allocation of the Excess Subscription Shares described above, there remain Excess Subscription Shares that have not been allocated (because of rounding or otherwise), the Subscription Agent shall allocate all remaining Excess Subscription Share among those Record Date Holders not allocated all of its Oversubscription Shares in proportion to their pre-offering ownership percentage.

The number of Subscription Privileges to which you are entitled under your Basic Subscription Privilege is printed on the face of your Subscription Rights Certificate.  You should indicate your wishes with regard to the exercise of your Basic Subscription Privilege and Oversubscription Privilege by completing the appropriate portions of your Subscription Rights Certificate and returning the certificate to the Subscription Agent in the envelope provided, in accordance with these instructions and the terms set forth in the Prospectus Supplement.

YOUR SUBSCRIPTION RIGHTS CERTIFICATE AND SUBSCRIPTION PAYMENT, INCLUDING FINAL CLEARANCE OF ANY CHECKS OR WIRE TRANSFERS, MUST BE RECEIVED BY THE SUBSCRIPTION AGENT, BY 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. ONCE A RECORD DATE HOLDER HAS EXERCISED ITS SUBSCRIPTION PRIVILEGES, SUCH EXERCISE MAY NOT BE REVOKED. ANY SUBSCRIPTION PRIVILEGES NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT ANY VALUE.

1.  Method of Subscription—Exercise of the Subscription Privileges

Your Subscription Privileges are evidenced by a non-transferable Subscription Rights Certificate, which will either be a physical certificate or electronic certificate issued through the facilities of the Subscription Agent. The Subscription Rights Certificates will be delivered to record holders or, if a shareholder's Common Stock is registered in the name of a broker, dealer, custodian bank or other nominee, on his, her or its behalf, to such broker, dealer, custodian bank or other nominee.

The Subscription Privileges may be exercised by registered holders of shares of Common Stock by completing and signing the Subscription Rights Certificate and delivering the completed and duly executed Subscription Rights Certificate, together with any required signature guarantees and the full subscription payment, to the Subscription Agent at the address set forth below. Completed Subscription Rights Certificates and related payments must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

If you are a beneficial owner of shares of Common Stock that are registered in the name of a broker, dealer, custodian bank or other nominee and you wish to exercise your Subscription Privileges, you should instruct your broker, dealer, custodian bank or other nominee to exercise your Subscription Privileges on your behalf by delivering all documents and payment on your behalf prior to 5:00 p.m., New York City time, on the Expiration Date.  This means that you should give such instructions to your broker, dealer, custodian bank or other nominee no later than the business day before the Expiration Date.  The Company will ask your record holder to notify you of the Rights Offering. You should complete and return to your record holder the appropriate subscription documentation you receive from your record holder. Your Subscription Privileges will not be considered exercised unless the Subscription Agent receives from your broker, dealer, custodian bank or other nominee all of the required documents and your full subscription payment prior to 5:00 p.m., New York City time, on the Expiration Date.  Brokers, dealers, custodian banks or other nominee holders of Subscription Privileges will be required to certify to the Subscription Agent, before any Basic Subscription Privilege or Oversubscription Privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of Subscription Shares subscribed for pursuant to the Basic Subscription Privilege and Oversubscription Privilege by such beneficial owner.

Nominees, such as brokers, dealers, custodian banks or other nominees, who hold shares of Common Stock for the account of others, should notify the respective beneficial owners as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the Subscription Privileges. If the beneficial owner so instructs, the nominee should exercise the Subscription Privileges on behalf of the beneficial owner and deliver all documents and payment prior to 5:00 p.m., New York City time, on the Expiration Date. Whether you are a record holder or hold through a broker, dealer, custodian bank or other nominee, the Company will not be obligated to honor your exercise of Subscription Privileges if the Subscription Agent receives the documents relating to your exercise from you or from your nominee, as applicable, after the expiration of the Rights Offering, regardless of when you transmitted the documents.

All exercises of the Subscription Privileges are irrevocable and may not be canceled or modified. Once you send in your Subscription Rights Certificate and payment, you cannot revoke the exercise of either your Basic Subscription Privilege or Oversubscription Privilege, even if the market price of the Common Stock is below the purchase price of the Common Stock. You should not exercise your Subscription Privileges unless you are certain that you wish to purchase Subscription Shares at the Subscription Share Price.

The Company and the Subscription Agent will accept only properly completed and duly executed Subscription Rights Certificates actually received at any of the addresses listed below, prior to 5:00 p.m., New York City time, on the Expiration Date.

By Mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	By Hand or Overnight Courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Delivery to an address other than the address listed above will not constitute valid delivery and, accordingly, may be rejected by the Company. DO NOT SEND ANY SUBSCRIPTION RIGHTS CERTIFICATES DIRECTLY TO EUROSEAS LTD.

2.  Payment Method

Payments must be made in full in U.S. currency by certified or cashier's check or bank draft drawn upon a U.S. bank payable to "American Stock Transfer & Trust Company, LLC (acting as subscription agent for Euroseas Ltd.)" or U.S. postal money order money order to "American Stock Transfer & Trust Company, LLC (acting as subscription agent for Euroseas Ltd.)." Such payment will be deemed to have been received by the Subscription Agent immediately upon receipt.  You must provide payment for the maximum number of Subscription Shares that may be purchased for the aggregate subscription price payment received by the Subscription Agent. If your full subscription price payment is not applied to your purchase, the Subscription Agent will return to you by mail or similarly prompt means, or as otherwise instructed by us, the excess amount, without interest or deduction, as soon as practicable after the settlement date.

Payment received after the expiration of the Rights Offering will not be honored, and the Subscription Agent will return your payment to you, without interest or deduction, as soon as practicable.  Personal checks will not be accepted.

3.  Issuance of Shares of Common Stock

Stockholders whose Common Stock is held of record by The Depository Trust Company or by any other depository or nominee on their behalf or on behalf of their broker, dealer, custodian bank or other nominee will have any shares of Common Stock that they acquire credited to the account of The Depository Trust Company or the other depository or nominee. With respect to all other stockholders, American Stock Transfer & Trust Company, as the Transfer Agent of the Company, will credit your account with all shares of Common Stock acquired. Any such crediting will occur as soon as practicable after the Rights Offering has expired, payment for the Subscription Shares subscribed for has cleared, and all prorating calculations and reductions contemplated by the terms of the Rights Offering have been effected.

4.  Sale or Transfer of the Subscription Privileges

The Subscription Privileges granted to you are non-transferable and, therefore, you may not sell, transfer or assign your Subscription Privileges to anyone.

5.  Execution

(a)  Execution by Registered Holder.  The signature on the Subscription Rights Certificate must correspond with the name of the registered holder exactly as it appears on the face of the Subscription Rights Certificate without any alteration or change whatsoever. Persons who sign the Subscription Rights Certificate in a representative or other fiduciary capacity must indicate their capacity when signing on behalf of the registered holder and, unless waived by the Subscription Agent in its sole and absolute discretion, must present to the Subscription Agent satisfactory evidence of their authority to so act.

(b)  Signature Guarantees.  Unless a Subscription Rights Certificate provides that the shares of Common Stock are to be delivered to the applicable record holder or such certificate is submitted for the account of a bank or a broker, your signature on such Subscription Rights Certificate must be guaranteed by an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), subject to any standards and procedures adopted by the Subscription Agent.  Your signature must be guaranteed in Section 4 of the Subscription Rights Certificate by an eligible guarantor institution, unless you are an eligible guarantor institution or your Subscription Rights Certificate provides that the shares of Common Stock are to be delivered to you as Record Date Holder of those shares at your registered address.

6.  Method of Delivery

The method of delivery of Subscription Rights Certificates and payment of all subscription payments to the Subscription Agent will be at the election and risk of the Subscription Privilege holder. If sent by mail, it is recommended that such certificates and payments be sent by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and the clearance of payment prior to 5:00 p.m., New York City time, on the Expiration Date.  If you are a beneficial owner, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required certificates and payments are actually received by the Subscription Agent prior to the expiration of the Rights Offering.  The Company is not responsible if your broker, dealer, custodian bank or other nominee fails to ensure that all required certificates and payments are actually received by the Subscription Agent prior to the expiration of the Rights Offering.

Exhibit 2

LETTER TO STOCKHOLDERS WHO ARE
RECORD HOLDERS

EUROSEAS LTD.

Subscription Privilege To Subscribe For And Purchase Common Stock
At A Purchase Price Of $1.10 Per Share

Offered Pursuant to the Subscription Privileges Distributed to
Holders of Record of Common Stock, as of the Record Date,
of Euroseas Ltd.

Dear Stockholder:

Enclosed for your consideration is a prospectus supplement (the "Prospectus Supplement") dated May 25, 2012 relating to the rights offering (the "Rights Offering") by Euroseas Ltd. (the "Company") of non-transferable subscription privileges (each a "Subscription Privilege") to subscribe for and purchase common stock of the Company ("Common Stock") at a purchase price (the "Subscription Share Price") of $1.10 per share (the "Subscription Shares"), distributed to all ultimate holders of record, as reflected on the books and records of The Depository Trust Company ("DTC") and DTC participants as well as registered holders other than DTC, as of 5:00 p.m., New York City time, on May 14, 2012 (such date, the "Record Date," and such holders, the "Record Date Holders"). The Subscription Privileges and the Common Stock are described in the Prospectus Supplement.

The Subscription Privileges will expire if not exercised, at 5:00 p.m., New York City time, on June 15, 2012 (the "Expiration Date"), unless extended by the Company, as described in the Prospectus Supplement.

The Common Stock is traded on the NASDAQ Global Select Market under the symbol "ESEA." The Subscription Privileges will be evidenced by subscription rights certificates (the "Subscription Rights Certificates"), which will be non-transferable.

As described in the Prospectus Supplement, you will receive one Subscription Privilege for every 2.25 shares of Common Stock carried by us in your account as of 5:00 p.m., New York City time, on the Record Date.  Record Date Holders are entitled to participate in the Rights Offering and exercise their Subscription Privileges, prior to the Expiration Date, in accordance with the following:

1.
Basic Subscription Privilege:  Subject to the restrictions described in the Prospectus Supplement, each Subscription Privilege entitles the holder thereof to purchase one share of common stock at a purchase price of $1.10  (the "Basic Subscription Privilege").

2.
Oversubscription Privilege:  Record Date Holders who fully exercise all of their Basic Subscription Privileges will be entitled to subscribe for any Subscription Shares that remain unsubscribed after the exercise of all Basic Subscription Privileges (such unsubscribed Subscription Shares, the "Excess Subscription Shares"), subject to certain limitations set forth in the Prospectus Supplement (the "Oversubscription Privilege").  The number of Subscription Shares subscribed for by a Record Date Holder pursuant to such Record Date Holder's Oversubscription Privilege is referred to as such holder's "Oversubscription Shares."  If there is a sufficient number of Excess Subscription Shares available to fully satisfy the Oversubscription Shares subscribed for by all Record Date Holders, the subscription of each Record Date Holder for Oversubscription Shares will be honored in full. If insufficient Subscription Shares are available to fully satisfy the Oversubscription Share subscriptions of all Record Date Holders, Excess Subscription Shares will be allocated pro rata to each oversubscribing Record Date Holder based on the number of Subscription Shares such holder purchased pursuant to the exercise of its Basic Subscription Privileges in proportion to the total number of Subscription Shares purchased by all oversubscribing Record Date Holders pursuant to the exercise of their Basic Subscription Privileges.  In the event that, after the allocation of the Excess Subscription Shares described above, there remain Excess Subscription Shares that have not been allocated (because of rounding or otherwise), the Subscription Agent shall allocate all remaining Excess Subscription Share among those Record Date Holders not allocated all of its Oversubscription Shares in proportion to their pre-offering ownership percentage.

Enclosed are copies of the following documents:

1.	Prospectus Supplement and accompanying prospectus;

2.	Subscription Rights Certificate;

3.	Instructions as to the Use of Euroseas Ltd. Subscription Rights Certificates;

4.	Notice of Guaranteed Delivery Subscription Rights Certificates, including instruction on the use thereof;

5.	Announcement of Conference Call; and

6.	A return envelope addressed to American Stock Transfer & Trust Company, LLC, the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Privileges, you must properly complete and sign the Subscription Rights Certificate and forward it with payment of the Subscription Share Price in full for each Subscription Share subscribed for, as indicated in the Prospectus Supplement in the Section entitled "The Rights Offering."

The Subscription Agent must receive the Subscription Rights Certificate with payment in full prior to 5:00 p.m., New York City time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED SUBSCRIPTION RIGHTS CERTIFICATE WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR SUBSCRIPTION PRIVILEGES.  ONCE A HOLDER OF THE SUBSCRIPTION PRIVILEGES HAS EXERCISED ITS SUBSCRIPTION PRIVILEGES, SUCH EXERCISE MAY NOT BE REVOKED. ANY SUBSCRIPTION PRIVILEGES NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT ANY VALUE.

Additional copies of the enclosed materials may be obtained from Phoenix Advisory Partners, the Information Agent. The Information Agent's telephone number is (212) 493-3910 (for banks and brokerage firms) or (877) 478-5038 (for stockholders). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Euroseas Ltd.

Exhibit 3

LETTER TO NOMINEE HOLDERS WHOSE
CLIENTS ARE BENEFICIAL HOLDERS

EUROSEAS LTD.

Subscription Privilege To Subscribe For And Purchase Common Stock
At A Purchase Price Of $1.10 Per Share

Offered Pursuant to the Subscription Privileges Distributed to
Holders of Record of Common Stock, as of the Record Date,
of Euroseas Ltd.

To Security Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed for your consideration is a prospectus supplement (the "Prospectus Supplement") dated May 25, 2012 relating to the rights offering (the "Rights Offering") by Euroseas Ltd. (the "Company") of non-transferable subscription privileges (each a "Subscription Privilege") to subscribe for and purchase common stock of the Company ("Common Stock") at a purchase price (the "Subscription Share Price") of $1.10 per share (the "Subscription Shares"), distributed to all ultimate holders of record, as reflected on the books and records of The Depository Trust Company ("DTC") and DTC participants as well as registered holders other than DTC, as of 5:00 p.m., New York City time, on May 14, 2012 (such date, the "Record Date," and such holders, the "Record Date Holders"). The Subscription Privileges and the Common Stock are described in the Prospectus Supplement.

The Subscription Privileges will expire if not exercised, at 5:00 p.m., New York City time, on June 15, 2012 (the "Expiration Date"), unless extended by the Company, as described in the Prospectus Supplement.

The Common Stock is traded on the NASDAQ Global Select Market under the symbol "ESEA."

As described in the Prospectus Supplement, you will receive one Subscription Privilege for every 2.25 shares of Common Stock carried by us in your account as of 5:00 p.m., New York City time, on the Record Date.  Record Date Holders are entitled to participate in the Rights Offering and exercise their Subscription Privileges, prior to the Expiration Date, in accordance with the following:

1.
Basic Subscription Privilege:  Subject to the restrictions described in the Prospectus Supplement, each Subscription Privilege entitles the holder thereof to purchase one share of common stock at a purchase price of $1.10 (the "Basic Subscription Privilege").

2.
Oversubscription Privilege:  Record Date Holders who fully exercise all of their Basic Subscription Privileges will be entitled to subscribe for any Subscription Shares that remain unsubscribed after the exercise of all Basic Subscription Privileges (such unsubscribed Subscription Shares, the "Excess Subscription Shares"), subject to certain limitations set forth in the Prospectus Supplement (the "Oversubscription Privilege").  The number of Subscription Shares subscribed for by a Record Date Holder pursuant to such Record Date Holder's Oversubscription Privilege is referred to as such holder's "Oversubscription Shares."  If there is a sufficient number of Excess Subscription Shares available to fully satisfy the Oversubscription Shares subscribed for by all Record Date Holders, the subscription of each Record Date Holder for Oversubscription Shares will be honored in full. If insufficient Subscription Shares are available to fully satisfy the Oversubscription Share subscriptions of all Record Date Holders, Excess Subscription Shares will be allocated pro rata to each oversubscribing Record Date Holder based on the number of Subscription Shares such holder purchased pursuant to the exercise of its Basic Subscription Privileges in proportion to the total number of Subscription Shares purchased by all oversubscribing Record Date Holders pursuant to the exercise of their Basic Subscription Privileges.  In the event that, after the allocation of the Excess Subscription Shares described above, there remain Excess Subscription Shares that have not been allocated (because of rounding or otherwise), the Subscription Agent shall allocate all remaining Excess Subscription Share among those Record Date Holders not allocated all of its Oversubscription Shares in proportion to their pre-offering ownership percentage.

We are asking persons who hold shares of Common Stock beneficially and who have received the Subscription Privileges through a broker, dealer, custodian bank or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Subscription Privileges on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them.

The Company will pay all fees charged by the Subscription Agent and the fees charged by the Information Agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the Subscription Privileges. Neither we nor the Subscription Agent nor the Information Agent will pay such expenses.

Enclosed are copies of the following documents:

1.	Prospectus Supplement and accompanying prospectus;

2.	Letter to Clients of Nominee Holders;

3.	Beneficial Owner Election Form;

4.	Form of Nominee Holder Certification;

5.	Announcement of Conference Call; and

6.	Notice of Guaranteed Delivery Subscription Rights Certificates, including instruction on the use thereof.

Your prompt action is requested. To exercise the Subscription Privileges, you should deliver the properly completed and signed Nominee Holder Certification, with payment of the Subscription Share Price in full for each Subscription Share subscribed for, to the Subscription Agent, as indicated in the Prospectus Supplement. The Subscription Agent must receive the Nominee Holder Certification with payment in full prior to 5:00 p.m., New York City time, on the Expiration Date. FAILURE TO RETURN THE PROPERLY COMPLETED NOMINEE HOLDER CERTIFICATION WITH THE CORRECT PAYMENT WILL RESULT IN YOUR NOT BEING ABLE TO EXERCISE YOUR SUBSCRIPTION PRIVILEGES. ONCE A HOLDER OF THE SUBSCRIPTION PRIVILEGES HAS EXERCISED ITS SUBSCRIPTION PRIVILEGES, SUCH EXERCISE MAY NOT BE REVOKED. ANY SUBSCRIPTION PRIVILEGES NOT EXERCISED PRIOR TO THE EXPIRATION DATE OF THE RIGHTS OFFERING WILL EXPIRE WITHOUT ANY VALUE.

Additional copies of the enclosed materials may be obtained from Phoenix Advisory Partners, the Information Agent. The Information Agent's telephone number is (212) 493-3910 (for banks and brokerage firms) or (877) 478-5038 (for stockholders). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

NOTHING IN THE PROSPECTUS SUPPLEMENT OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON ACTING AS AN AGENT OF EUROSEAS LTD., THE SUBSCRIPTION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF

THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE SUBSCRIPTION PRIVILEGES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS OFFERING EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS SUPPLEMENT.

Very truly yours,

Euroseas Ltd.

Exhibit 4

LETTER TO CLIENTS OF NOMINEE HOLDERS

EUROSEAS LTD.

Subscription Privilege To Subscribe For And Purchase Common Stock
At A Purchase Price Of $1.10 Per Share

Offered Pursuant to the Subscription Privileges Distributed to
Holders of Record of Common Stock, as of the Record Date,
of Euroseas Ltd.

To Our Clients:

Enclosed for your consideration is a prospectus supplement (the "Prospectus Supplement") dated May 25, 2012 relating to the rights offering (the "Rights Offering") by Euroseas Ltd. (the "Company") of non-transferable subscription privileges (each a "Subscription Privilege") to subscribe for and purchase common stock of the Company ("Common Stock") at a purchase price of $1.10 per share (the "Subscription Shares"), distributed to all ultimate holders of record, as reflected on the books and records of The Depository Trust Company ("DTC") and DTC participants as well as registered holders other than DTC, as of 5:00 p.m., New York City time, on May 14, 2012 (such date, the "Record Date," and such holders, the "Record Date Holders"). The Subscription Privileges and the Common Stock are described in the Prospectus Supplement.

The Subscription Privileges will expire if not exercised, at 5:00 p.m., New York City time, on June 15, 2012 (the "Expiration Date"), unless extended by the Company, as described in the Prospectus Supplement.

The Common Stock is traded on the NASDAQ Global Select Market under the symbol "ESEA."

As described in the Prospectus Supplement, you will receive one Subscription Privilege for every 2.25 shares of Common Stock carried by us in your account as of 5:00 p.m., New York City time, on the Record Date.  Record Date Holders are entitled to participate in the Rights Offering and exercise their Subscription Privileges, prior to the Expiration Date, in accordance with the following:

1.
Basic Subscription Privilege:  Subject to the restrictions described in the Prospectus Supplement, each Subscription Privilege entitles the holder thereof to purchase one Subscription Share of common stock, at a purchase price of $1.10 (the "Basic Subscription Privilege").

2.
Oversubscription Privilege:  Record Date Holders who fully exercise all of their Basic Subscription Privileges will be entitled to subscribe for any Subscription Shares that remain unsubscribed after the exercise of all Basic Subscription Privileges (such unsubscribed Subscription Shares, the "Excess Subscription Shares"), subject to certain limitations set forth in the Prospectus Supplement (the "Oversubscription Privilege").  The number of Subscription Shares subscribed for by a Record Date Holder pursuant to such Record Date Holder's Oversubscription Privilege is referred to as such holder's "Oversubscription Shares."  If there is a sufficient number of Excess Subscription Shares available to fully satisfy the Oversubscription Shares subscribed for by all Record Date Holders, the subscription of each Record Date Holder for Oversubscription Shares will be honored in full. If insufficient Subscription Shares are available to fully satisfy the Oversubscription Share subscriptions of all Record Date Holders, Excess Subscription Shares will be allocated pro rata to each oversubscribing Record Date Holder based on the number of Subscription Shares such holder purchased pursuant to the exercise of its Basic Subscription Privileges in proportion to the total number of Subscription Shares purchased by all oversubscribing Record Date Holders pursuant to the exercise of their Basic Subscription Privileges.  In the event that, after the allocation of the Excess Subscription Shares described above, there remain Excess Subscription Shares that have not been allocated (because of rounding or otherwise), the Subscription Agent shall allocate all remaining Excess Subscription Share among those Record Date Holders not allocated all of its Oversubscription Shares in proportion to their pre-offering ownership percentage.

THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES OF THE SUBSCRIPTION PRIVILEGES MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS. Accordingly, we request instructions as to whether you wish us to elect to subscribe for any Subscription Shares to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus Supplement. We urge you to read the Prospectus Supplement carefully before instructing us to exercise your Subscription Privileges.

If you wish to have us, on your behalf, exercise the Subscription Privileges for any Subscription Shares to which you are entitled, please so instruct us by completing, executing and returning to us the Beneficial Owner Election Form attached hereto.

Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise the Subscription Privileges on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised your Subscription Privileges, such exercise may not be revoked.

Additional copies of the enclosed materials may be obtained from Phoenix Advisory Partners, the Information Agent. The Information Agent's telephone number is (212) 493-3910 (for banks and brokerage firms) or (877) 478-5038 (for stockholders). Any questions or requests for assistance concerning the Rights Offering should be directed to the Information Agent.

Very truly yours,

Euroseas Ltd.

Exhibit 5

EUROSEAS LTD.

BENEFICIAL OWNER ELECTION FORM

The undersigned acknowledges receipt of our letter and the enclosed materials relating to the grant by Euroseas Ltd. (the "Company") of non-transferable subscription privileges (each a "Subscription Privilege") to subscribe for and purchase one share of common stock at the purchase price of $1.10 (the "Subscription Share Price"), distributed to all ultimate holders of record, as reflected on the books and records of The Depository Trust Company and DTC participants as well as registered holders other than DTC, as of 5:00 p.m., New York City time, on May 14, 2012 (such date, the "Record Date," and such holders, the "Record Date Holders").

This will instruct you whether to exercise our Subscription Privileges to purchase Subscription Shares, pursuant to the terms and subject to the conditions set forth in the Company's prospectus supplement (the "Prospectus Supplement") dated May 25, 2012.  The undersigned has reviewed the Prospectus Supplement, and accompanying prospectus, including but not limited to the section "The Rights Offering - Subscription by Beneficial Owners through a Broker, Dealer, Custodian Bank or Other Nominee."

I (we) hereby instruct you as follows:

(CHECK THE APPLICABLE BOXES AND PROVIDE ALL REQUIRED INFORMATION)

Box 1.	☐	Please DO NOT EXERCISE THE SUBSCRIPTION PRIVILEGES to purchase Subscription Shares.

Box 2.	☐	Please EXERCISE THE SUBSCRIPTION PRIVILEGES to purchase Subscription Shares as set forth below:

Number of Subscription Shares being purchased:

(a) EXERCISE OF BASIC SUBSCRIPTION PRIVILEGES:

I subscribe for _________ Subscription Shares	x $ 1.10	= $
(no. of Subscription Shares)	(Subscription Share Price)	(payment amount enclosed)

(b) EXERCISE OF OVERSUBSCRIPTION PRIVILEGES:

If the beneficial owner wishes to subscribe for additional Subscription Shares pursuant to your Oversubscription Privilege:

I subscribe for _________ Subscription Shares	x $1.10	= $
(no. of Subscription Shares)	(Subscription Share Price)	(payment amount enclosed)

NOTE: IF INSUFFICIENT SUBSCRIPTION SHARES ARE AVAILABLE TO FULLY SATISFY THE OVERSUBSCRIPTION PRIVILEGE REQUESTS OF ALL SUBSCRIPTION PRIVILEGE HOLDERS, THE AVAILABLE UNSUBSCRIBED SUBSCRIPTION SHARES WILL BE ALLOCATED ON A PRO RATA BASIS AS SET FORTH IN THE PROSPECTUS SUPPLEMENT.

(c) Total Amount of Payment Enclosed	$

I am (we are) making the total subscription payment required in the following manner:

Box 3.	☐	Payment in the following amount is enclosed: $_________; or

Box 4.	☐	Please deduct payment of $_________ from the following account maintained by you as follows:

Type of Account:	Account No.:

(The total of Box 3 and Box 4 must equal the total subscription payment specified above.)

I (we) on my (our) own behalf, or on behalf of any person(s) on whose behalf, or under whose directions, I am (we are) signing this form:

●	irrevocably elect to purchase the number of Subscription Shares indicated above upon the terms and conditions specified in the Prospectus Supplement;

●	agree that if I (we) fail to pay for the Subscription Shares I (we) have elected to purchase, you may exercise any remedies available to you under law; and

●	understand that my (our) exercise of the Subscription Privilege may not be withdrawn;

Name of beneficial owner(s):

Signature of beneficial owner(s):

If signing in your capacity as a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or another acting in a fiduciary or representative capacity, please provide the following information:

Name:
Capacity:
Address (including Zip Code):
Telephone Number:

Exhibit 6

EUROSEAS LTD.

FORM OF NOMINEE HOLDER CERTIFICATION

The undersigned, a bank, broker, custodian bank or other nominee holder of non-transferable subscription privileges (each a "Subscription Privilege"), granted by Euroseas Ltd. (the "Company") to the ultimate holders of record, as reflected on the books and records of The Depository Trust Company ("DTC") and DTC participants as well as registered holders other than DTC, as of 5:00 p.m., New York City time, on May 14, 2012 (such date, the "Record Date," and such holders, the "Record Date Holders"), to subscribe for and purchase common stock of the Company ("Common Stock") at the purchase price of $1.10 per share pursuant to the rights offering (the "Rights Offering") described in the Company's prospectus supplement dated May 25, 2012, hereby certifies to the Company and to American Stock Transfer & Trust Company, LLC, as subscription agent for the Rights Offering, that the undersigned has:

(1) exercised the number of Subscription Privileges specified below on behalf of beneficial owners (which may include the undersigned); and

(2) listed separately below for each beneficial owner (without identifying the beneficial owner) the number of Subscription Privileges each beneficial owner has elected to exercise.

The undersigned further certifies that each subscriber for whose account the undersigned is subscribing for Subscription Shares is a bona fide beneficial owner of Common Stock as of 5:00 p.m., New York City time, on the Record Date for the Rights Offering and that such beneficial ownership is reflected on the undersigned's records. The undersigned agrees to provide the Company or its designee with such additional information as the Company deems reasonably necessary to verify the foregoing.

Number of Shares of Common Stock Owned on the Record Date	Number of Basic Subscription Privileges Exercised	Number of Oversubscription Privileges Exercised

Provide the following information if applicable:
DTC

Participant Number:

Participant Name:

By:
Name:
Title:

DTC Subscription Confirmation Number(s):

Exhibit 7

INSTRUCTIONS ON THE USE OF THE
NOTICE OF GUARANTEED DELIVERY
SUBSCRIPTION RIGHTS CERTIFICATES
EUROSEAS LTD.

Instructions

This form, or one substantially equivalent hereto, must be used to exercise the subscription privileges (each a "Subscription Privilege") pursuant to the rights offering (the "Rights Offering") as described in the prospectus supplement (the "Prospectus Supplement") dated May 25, 2012 of Euroseas Ltd., a Marshall Islands corporation (the "Company"), of non-transferable subscription privileges to subscribe for and purchase common stock of the Company at a purchase price (the "Subscription Share Price") of $1.10 per share (the "Subscription Shares"), if, and only if, a holder of the Subscription Privileges cannot deliver the subscription rights certificate(s) evidencing the Subscription Rights (the "Subscription Rights Certificate(s)"), to American Stock Transfer & Trust Company, LLC, as subscription agent of the Company (the "Subscription Agent"), prior to 5:00 p.m., New York City time, on June 15, 2012 (as the same may be extended, the "Expiration Date"), unless extended by the Company, as described in the Prospectus Supplement. Such form must be delivered by mail or express mail or courier to the Subscription Agent, and must be received by the Subscription Agent prior to the Expiration Date. See "The Rights Offering— Notice of Guaranteed Delivery" in the Prospectus Supplement.

Payment of the Subscription Share Price of $1.10 per share of Subscription Shares subscribed for upon exercise of such Subscription Privileges must be received by the Subscription Agent in the manner specified in the Prospectus Supplement prior to the Expiration Date even if the Subscription Rights Certificate(s) evidencing such Subscription Privileges is (are) being delivered pursuant to the guaranteed delivery procedure. See "The Rights Offering— Notice of Guaranteed Delivery" in the Prospectus Supplement.

By express mail or courier: American Stock Transfer & Trust Company, LLC Operations Center Attention: Reorganizations Department 6201 15th Avenue Brooklyn, NY 11219	By mail: American Stock Transfer & Trust Company, LLC Operations Center Attention: Reorganizations Department P.O. Box 2042 New York, NY 10272-2042

Delivery of this instrument to an address other than as set forth above or transmission of this instrument via facsimile other than as set forth above does not constitute a valid delivery. DO NOT SEND THIS INSTRUMENT DIRECTLY TO EUROSEAS LTD.

NOTICE OF GUARANTEED DELIVERY
SUBSCRIPTION RIGHTS CERTIFICATES
EUROSEAS LTD.

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

The undersigned hereby represents that the undersigned is the holder of Subscription Rights Certificate(s) representing Subscription Right(s) and that such Subscription Rights Certificate(s) cannot be delivered to the Subscription Agent prior to the Expiration Date. Upon the terms and subject to the conditions set forth in the Prospectus Supplement, receipt of which is hereby acknowledged, the undersigned hereby elects to (i) exercise the Basic Subscription Right to subscribe for _________ share(s) of Convertible Preferred Stock with respect to each of the Subscription Privileges represented by such Subscription Rights Certificate(s) and (ii) exercise the Oversubscription Privilege relating to such Subscription Privileges, to the extent that shares of Subscription Shares that are not otherwise purchased pursuant to the Rights Offering are available therefore, subject to availability and allocation as described in the Prospectus Supplement.

The undersigned understands that payment of the Subscription Share Price of $1.10 per share of Convertible Preferred Stock subscribed for pursuant to the Basic Subscription Privilege and the Oversubscription Privilege must be received by the Subscription Agent prior to the  Expiration Date, and represents that such payment, in the aggregate amount of $_________ either (check appropriate box):

[   ] is being delivered to the Subscription Agent herewith; or

[   ] has been delivered separately to the Subscription Agent in the manner set forth below (check appropriate box and complete information relating thereto):

[ ]	Certified or cashier's check; or
[ ]	Bank draft (cashier's check); or
[ ]	U.S. postal money order

Date of certified check, or bank draft:
Bank on which certified check is drawn or issued:

For a bank, broker, custodian bank, or nominee using this Notice of Guaranteed Delivery, please provide the following information:

Depository Trust Company ("DTC")

Participant Number:

Participant Name:

DTC Subscription Confirmation Number(s):

Signature(s)	Address

(Please type or print) Subscription Rights Certificate No(s). (if available):	Area Code and Tel. No.(s)

GUARANTEE OF DELIVERY
(Not to Be Used for Subscription Rights Certificate Signature Guarantee)

The undersigned, a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, or a commercial bank or trust company having an office or correspondent in the United States, or a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Securities Exchange Act of 1934, as amended, guarantees that the undersigned will deliver to the Subscription Agent the certificates representing the Subscription Rights being exercised hereby, with any required signature guarantee and any other required documents, all within three (3) business days after the date hereof.

Dated:

(Authorized Signature)

Name and Title of Signatory

(Name of Firm)

(Address)

(Area Code and Telephone Number)

The institution that completes this form must communicate the guarantee to the Subscription Agent and must deliver the Subscription Rights Certificate(s) to the Subscription Agent within the time period shown in the Prospectus Supplement. Failure to do so could result in a financial loss to such institution.

Exhibit 8

RIGHTS CERTIFICATE #:	NUMBER OF RIGHTS

THE TERMS AND CONDITIONS OF THE RIGHTS OFFERING ARE SET FORTH IN THE COMPANY’S PROSPECTUS
DATED FEBRUARY 17, 2012, AS SUPPLEMENTED BY A PROSPECTUS SUPPLEMENT DATED MAY 25, 2012 (TOGETHER, THE “PROSPECTUS”)
AND ARE INCORPORATED HEREIN BY REFERENCE.  COPIES OF THE PROSPECTUS ARE AVAILABLE UPON REQUEST FROM PHOENIX ADVISORY PARTNERS, THE INFORMATION AGENT FOR THE RIGHTS OFFERING.

EUROSEAS LTD .
Incorporated under the laws of the Republic of the Marshall Islands

NON - TRANSFERABLE SUBSCRIPTION RIGHTS CERTIFICATE

Evidencing Non - Transferable Subscription Rights to Purchase Shares of Common Stock of Euroseas Ltd.

Subscription Price: $1.10 per Share

THE SUBSCRIPTION RIGHTS WILL EXPIRE IF NOT EXERCISED ON OR BEFORE 5:00 P.M., NEW YORK CITY TIME,
ON JUNE 15, UNLESS EXTENDED BY THE COMPANY

   REGISTERED
   OWNER:

THIS CERTIFIES THAT the registered owner whose name is inscribed hereon is the owner of the number of non-transferable subscription rights (“Rights”) set forth above. Each whole Right entitles the holder thereof to subscribe for and purchase one share of Common Stock, with a par value of $0.03 per share, of Euroseas Ltd. a Marshall Islands corporation, at a subscription price of $1.10 per share (the “Basic Subscription Privilege”), pursuant to a rights offering (the “Rights Offering”), on the terms and subject to the conditions set forth in the Prospectus and the “Instructions as to Use of Euroseas Ltd. Subscription Rights Certificates” accompanying this Subscription Rights Certificate. If any shares of Common Stock available for purchase in the Rights Offering are not purchased by other holders of Rights pursuant to the exercise of their Basic Subscription Privilege (the “Excess Shares”), any Rights holder that exercises its Basic Subscription Privilege in full may subscribe for a number of Excess Shares pursuant to the terms and conditions of the Rights Offering, subject to proration, as described in the Prospectus (the “Oversubscription Privilege”). The Rights represented by this Subscription Rights Certificate may be exercised by completing Form 1 and any other appropriate forms on the reverse side hereof and by returning the full payment of the subscription price for each share of Common Stock in accordance with the “Instructions as to Use of Euroseas Ltd. Subscription Rights Certificates” that accompany this Subscription Rights Certificate.

This Subscription Rights Certificate is not valid unless countersigned by the subscription agent and registered by the registrar.

Witness the signatures of Euroseas Ltd.’s duly authorized officers.

Dated:

President	Secretary

DELIVERY OPTIONS FOR SUBSCRIPTION RIGHTS CERTIFICATE

Delivery other than in the manner or to the addresses listed below will not constitute valid delivery.
DO NOT SEND THIS SUBSCRIPTION RIGHTS CERTIFICATE DIRECTLY TO EUROSEAS LTD.
If delivering by mail: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, NY 10272-2042	If delivering by express mail or courier: American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

PLEASE PRINT ALL INFORMATION CLEARLY AND LEGIBLY.

SECTION 1-EXERCISE OF SUBSCRIPTION RIGHTS

To subscribe for shares pursuant to your Basic Subscription Right, please complete lines (a) and (c) and sign under Section 3 below. To subscribe for shares pursuant to your Oversubscription Right, please also complete line (b) and sign under Section 3 below. To the extent you subscribe for more Shares than you are entitled under either the Basic Subscription Right or the Oversubscription Right, you will be deemed to have elected to purchase the maximum number of shares for which you are entitled to subscribe. If the amount enclosed or transmitted is not sufficient to pay the aggregate subscription price for all the shares that are stated to be subscribed for, or if the number of shares being subscribed for is not specified, the number of shares that could be subscribed for will be assumed to be the maximum number that could be subscribed for upon payment of such amount. If the amount enclosed or transmitted exceeds the aggregate subscription price for the amount you owe for your subscription (such excess amount, the “Subscription Excess”), the Subscription Agent shall return the Subscription Excess to you without interest or deduction.

(a)  EXERCISE OF BASIC SUBSCRIPTION RIGHT:
I apply for ______________       shares x $ 1.10         = $____________
                 (no. of new shares)     (subscription price)    (amount enclosed)

(b)  EXERCISE OF OVERSUBSCRIPTION RIGHT

If you have exercised your Basic Subscription Right in full and wish to subscribe for additional shares pursuant to your Oversubscription Right:

(a)   EXERCISE OF BASIC SUBSCRIPTION RIGHT:
I apply for ______________       shares x $ 1.10         = $____________
                 (no. of new shares)     (subscription price)    (amount enclosed)

(c)   Total Amount of Payment Enclosed = $_____________

METHOD OF PAYMENT (CHECK ONE)

☐   Check or bank draft payable to “American Stock Transfer & Trust Company, LLC (acting as subscription agent for Euroseas Ltd.).”
☐ Wire transfer of immediately available funds directly to the account maintained by American Stock Transfer & Trust Company, LLC, as Subscription Agent, for purposes of accepting subscriptions in this Rights Offering at JPMorgan Chase Bank, 55 Water Street, New York, New York 10005, ABA #021000021, Account # 530-354624 Reference: Euroseas Ltd. Rights Offer, with further reference to the rights holder’s name.

NOTE: IF INSUFFICIENT SHARES ARE AVAILABLE TO FULLY SATISFY THE OVERSUBSCRIPTION PRIVILEGE REQUESTS OF ALL SUBSCRIPTION PRIVILEGE HOLDERS, THE AVAILABLE UNSUBSCRIBED SUBSCRIPTION SHARES WILL BE ALLOCATED ON A PRO RATA BASIS AS SET FORTH IN THE PROSPECTUS SUPPLEMENT.

SECTION 2-DELIVERY TO DIFFERENT ADDRESS

If you wish for the Common Stock underlying your subscription rights to be delivered to an address different from that shown on the face of this Subscription Rights Certificate, please enter the alternate address below, sign under Section 3 and have your signature guaranteed under Section 4.
______________________________________________________

______________________________________________________

______________________________________________________

SECTION 3-SIGNATURE

TO SUBSCRIBE: I acknowledge that I have received the Prospectus Supplement and accompanying Base Prospectus for this Rights Offering and I hereby irrevocably subscribe for the number of shares indicated above on the terms and conditions specified in the Prospectus.

Signature(s): ____________________________________________

IMPORTANT: The signature(s) must correspond with the name(s) as printed on the reverse of this Subscription Rights Certificate in every particular, without alteration or enlargement, or any other change whatsoever.

If signature is by trustee(s), executor(s), administrator(s), guardian(s), attorney(s)-in-fact, agent(s), officer(s) or a corporation or another acting in a fiduciary or representative capacity, please provide the following information;

Name: _________________________________________________
Capacity (full title): _______________________________________
Social Security / Tax ID Number: _____________________________

SECTION 4-SIGNATURE GUARANTEE

This section must be completed if you have completed any portion of Section 2.

Signature Guaranteed: _____________________________________
                                                        (Name of Bank or Firm)

By: ___________________________________________________
                                                          (Signature of Officer)

IMPORTANT: The signature(s) should be guaranteed by an eligible guarantor institution (bank, stock broker, savings & loan association or credit union) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15.

FOR INSTRUCTIONS ON THE USE OF EUROSEAS LTD. SUBSCRIPTION RIGHTS CERTIFICATES, CONSULT AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC, THE SUBSCRIPTION AGENT, AT EITHER (877) 248-6417 or (718) 921-8317.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD. (registrant)

Dated: May 25, 2012	By:	/s/ Aristides J. Pittas
Aristides J. Pittas President